

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

David Zhang
Chief Financial Officer
iClick Interactive Asia Group Ltd
Prosperity Millennia Plaza 663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

   Re: iClick Interactive Asia Group Ltd
     Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021
     Filed May 2, 2022
     File No. 001-38313

Dear David Zhang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Shuang Zhao, Esq.